MOODY SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2015

		Total Member's Equity
Balance at January 1, 2015	$	303,625
Member cash contributions		1,378,300
Net loss		(1,359,290)
Balance at December 31, 2015	$	322,635

See accompanying notes to financial statements.